

September 14, 2012

Via E-mail
Timothy J. Barker
Chief Financial Officer
RealPage, Inc.
4000 International Parkway
Carrollton, TX 75007-1951

>   **Re: RealPage, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2012**
>   **Filed August 7, 2012**
>   **File No. 001-34846**

Dear Mr. Barker:

We have reviewed your letter dated July 31, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 18, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 56

1.   We note your response to prior comment 2 relating to your consideration of disclosing metrics reflecting your existing customers' rates of renewal, upgrades and expansions. Please provide further support for your apparent determination that such metrics are not material to an understanding of your financial results. In this regard, we note the key

business metrics (i.e., the number of on demand units and non-GAAP on demand revenue per average on demand unit) and the qualitative disclosures highlighted in your response. These disclosures, however, do not appear to explain the respective effects on revenue changes from period to period of customer retention, increased sales to existing customers, and sales to new customers. Please explain to us further how you concluded that such metrics are not also material or necessary to give readers a view of the company through the eyes of management, in light of your substantial dependence on customer renewals and subscription expansions. Refer to Section III.B.1 of SEC Release No. 33-8350.

In addition, in future filings, please revise your risk factor regarding customer renewals and expansions appearing at the top of page 18 of your Form 10-K to provide quantitative context regarding the level of customer turnover that you have historically experienced. We note in this regard the statement that you have experienced, and expect to continue to experience, some level of customer turnover. If turnover for the relevant fiscal period(s) has been immaterial, please provide disclosure to that effect. Such disclosures will enhance readers' understanding of the scope and extent of the risks described.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 2

2.   We note that you included the $8.5 million in legal fees and accrual of the settlement of the Yardi litigation within general and administrative expenses. As this amount appears material to the three and six months ended June 30, 2012, please tell us what consideration was given to separately presenting this amount on the face of the Statements of Operations. Refer to Rule 10-01(a)(3) of Regulation S-X.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief